Mail Stop 7010


September 23, 2005


Via U.S. mail and facsimile

Mr. Chris Craddock
Keewatin Windpower Corp.
1294 Emery Place, Suite 44
North Vancouver, British Columbia
Canada V7J 1R3

Re:	Keewatin Windpower Corp.
Amendment No. 1 to Registration Statement on Form SB-2
Filed September 8, 2005
File No. 333-126580

Dear Mr. Craddock:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We read your response to comment 39 of our letter dated August
10,
2005 in which you indicated that you have filed a confidential treatment request with respect to Exhibit 10.2. Please be advised that we may have comments on your request and all confidential treatment issues must be resolved before we will consider a request for acceleration of your registration statement.
2. We read your response to comment three of our letter dated
August
10, 2005. Please advise us as to who will act as the transfer agent upon effectiveness of your registration statement.

Summary, page 3

3. We note the disclosure in the fourth paragraph of this section regarding the costs to implement your business plan. This revised summary does not include the costs with respect to obtaining an interest in land and also decreases the size of the project from 75 megawatts to 50 megawatts, each of which was disclosed in your initial filing. Please explain why you will not incur costs with respect to obtaining an interest in land and why you have reduced the size of the project. We note your response to comment 13 of our letter dated August 10, 2005 in which you refer to anticipated costs of acquiring an interest in a suitable property.

Risk Factors, page 5
If we do not obtain additional financing, our business will fail, page 5

4. We read your response to comment 13 of our letter dated August
10,
2005. The revision referenced in your response does not appear to be included in this risk factor. Please revise accordingly.

Selling Shareholders, page 10

5. We read your response to comment 19 of our letter dated August
10,
2005. We note that the selling shareholders table does not reflect the beneficial ownership resulting from certain affiliations referenced in your response. For example, the shares owned by a spouse may be deemed to be beneficially owned by the other spouse. Please revise accordingly. See Item 403 of Regulation S-B.

6. We read your response to comment 20 of our letter dated August
10,
2005. The total indicated at the end of the selling shareholders table reflects all issued and outstanding shares of your company rather than the total number of shares being registered for resale.
Please revise accordingly.

Plan of Operations, page 28

7. We read your response to comment 43 of our letter dated August
10,
2005. Please disclose the second paragraph of your response in this section.

8. We note your response to comment 46 of our letter dated August
10,
2005 and the disclosures throughout your document concerning bank financing of wind power projects:

* In order to obtain debt financing from a bank for a wind power project, banks require a complete year of MET wind data from the property. - page 24

* Banks and other lenders will typically finance up to 75% of wind power project construction costs subject to its review of the wind assessment data and the power purchase agreement that we execute. The lender will ensure that the project has sound fiscal parameters necessary to be profitable, namely the price that we will receive per megawatthour and the number of megawatts of rated capacity. - page
25

* The chartered banks in Canada, as well as many United States financial institutions, each have departments that are familiar with financing wind power projects and assessing the ability of companies with proposed projects to generate profit through operations. These institutions may be approached for debt financing following completion of our wind study and once we have entered into an agreement in principal to sell the power to be generated from the project. The factors that the banks consider in providing the debt financing include wind study data, the size and number of wind turbines to be erected and the price the purchaser has agreed to pay for the power produced. - pages 28 - 29.

Please revise to explain in your document the basis for each of these statements. For example, have you had discussions with banks in Canada or the United States concerning financing of wind power projects? If so, please revise to name these banks in your document and provide more detail concerning the nature of these discussions.

9. We read your response to comment 48 of our letter dated August
10,
2005. Please explain in reasonable detail the basis for your statement that the revenue you realize will be sufficient to service your debt obligations, especially in light of your response to comment 49 of our letter dated August 10, 2005.

Part II - Information Not Required in the Prospectus
Exhibits, page II-5

10. Please file Exhibit 10.2 on EDGAR. If you request confidential treatment for portions of this exhibit, please note the requirements found in Staff Legal Bulletin Number 1 (with addendum). You will find a copy of this bulletin at http://www.sec.gov/interps/legal/slbcf1r.htm. Please note that it requires an applicant for confidential treatment to mark the exhibit index to indicate that portions of the exhibit or exhibits have been omitted pursuant to a request for confidential treatment. In addition, please also note that you must omit from the public filing all of the information that is the subject of the application.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Bret Johnson, Staff Accountant, at (202)
551-
3753 or, in his absence, John Cash, Accounting Branch Chief, at
(202)
551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard,
Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Joseph I. Emas
1224 Washington Avenue
Miami Beach, FL 33139
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Mr. Chris Craddock
Keewatin Windpower Corp.
September 23, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE